David Mann

November 28, 2023

Filed via EDGAR
Sonia Bednarowski, Sandra Hunter Berkheimer,
Kate Tillan and Michelle Miller
U.S. Securities and Exchange Commission
Division of Corporation Finance – Office of Crypto Assets
100 F Street, NE
Washington, DC 20549

Subject:	Franklin Templeton Digital Holdings Trust (the “Trust”) (File No. 333-274474)

Dear Ms. Bednarowski, Ms. Berkheimer, Ms. Tillan and Ms. Miller:
On behalf of the Trust, submitted herewith via the EDGAR system are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided via written correspondence dated September 29, 2023 with regard to the Trust’s Registration Statement on Form S-1 (the “Registration Statement”) with respect to the Franklin Bitcoin ETF series of the Trust (the “Fund”), which was filed with the Commission on September 12, 2023 under the Securities Act of 1933 (the “1933 Act”).  The Staff’s comments are summarized below, followed by the Trust’s responses thereto.  Terms not defined herein have the meaning set forth for that term in the Registration Statement.
Registration Statement on Form S-1
General

1.           Comment:  Based on our preliminary review of your registration statement, we have the following initial set of comments. Once you have amended your registration statement and responded to each of these comments, we will provide you with more detailed comments relating to your registration statement, as appropriate.

Response:  The Trust acknowledges this comment.

2.           Comment:  We note that your registration statement includes a number of blanks or omitted information, including, for example, the Initial AP, Authorized Participants and disclosure regarding the material terms of the material agreements, as well as inclusion of the material agreements as exhibits to the registration statement. Please revise to include this information in your next amendment, or tell us when you intend to do so. Please also confirm your understanding that the staff will need sufficient time to review this information, and we may have additional comments at that time.

Response: The Trust acknowledges this comment and notes that certain incomplete and/or omitted items have been updated. The Trust notes that remaining outstanding information, including exhibits, will be provided in a subsequent pre-effective amendment to the Registration Statement in advance of the Fund’s launch.

3.           Comment:  We refer you to our December 2022 Sample Letter to Companies Regarding Recent Developments in Crypto Asset Markets, located on our website at the following address: https://www.sec.gov/corpfin/sample-letter-companies-regarding-crypto-assetmarkets. Please consider the issues identified in the sample letter as applicable to your facts and circumstances, and revise your disclosure accordingly.

Response:  The Trust has reviewed its disclosure based on the December 2022 Sample Letter to Companies Regarding Recent Developments in Crypto Asset Markets and made updates to the disclosure throughout the Registration Statement as appropriate in response to this comment.

Risk Factors, page 16

4.           Comment:  Provide a materially complete description of the risks related to bitcoin and the bitcoin network, including, for example, the risks presented by the use of bitcoin in illicit transactions and rewards for mining bitcoin that are designed to decline over time, which may lessen the incentive for miners to process and confirm transactions on the bitcoin network.

Response:  The disclosure has been revised as appropriate in response to this comment. Specifically, a separately captioned risk factor has been added with respect to illicit transactions. The Trust also confirms that the risks presented by the incentive structure and declining rewards are addressed in the risk disclosure.

5.           Comment:  Please revise your disclosure to address the competition you will face in launching and sustaining your product. Please also revise your risk factors to address the risks associated with this competition, including the risk that your timing in reaching the market and your fee structure relative to other bitcoin ETPs could have a detrimental effect on the scale and sustainability of your product.

Response:  The disclosure has been revised as requested to add a separately captioned risk as follows: “Competitive pressures may negatively affect the ability of the Fund to garner substantial assets and achieve commercial success.”

6.           Comment:  Please discuss in your risk factors the extent to which material aspects of the business and operations of bitcoin trading platforms are not regulated. Also discuss the risk of manipulation, front-running, security failures or operational problems at bitcoin trading platforms.

Response:  The disclosure has been revised as requested.

Business of the Fund
Net Asset Value, page 66

7.           Comment:  Please include a materially complete description of the methodology to be used to calculate NAV and disclose how you will value your bitcoin holdings for GAAP purposes. Please also tell us how you intend to develop accounting and valuation policies to address significant events related to crypto assets. For example, explain to us how your valuation policies will address the potential for a blockchain for a crypto asset to diverge into different paths (i.e., a “fork”) and airdrops.

Response:  The disclosure has been revised as requested. With regard to valuation, pursuant to a valuation policy and procedures (the “valuation policy”), the Sponsor will monitor for significant events that may materially impact the value of bitcoin and will determine in good faith whether to fair value the Fund’s bitcoin on a particular day based on whether certain criteria have been met. For example, if the Index utilized by the Fund deviates by more than a pre-determined amount from an alternate benchmark available to the Sponsor, then the Sponsor may determine to utilize the alternate benchmark. The Sponsor may also fair value the Fund’s bitcoin using observed market transactions from various exchanges, including some or all of the constituent exchanges included in the Index. The Sponsor may also fair value the Fund’s bitcoin using a combination of inputs in certain situations (e.g., using observed market transactions, OTC quotations from brokers, etc.), including but not limited to in the event of potential “forks” and airdrops.

The Sponsor has determined that the Trust falls within the scope of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 946, Financial Services - Investment Companies (“Topic 946”) for accounting and reporting purposes. Accordingly, the Fund will apply the specialized accounting and reporting guidance in FASB ASC Topic 946 for such purposes. The Trust confirms that the Fund’s periodic financial statements will be prepared in accordance with FASB ASC Topic 820, “Fair Value Measurements and Disclosures” and will utilize an exchange-traded price from the principal market for bitcoin as of the Fund’s financial statement measurement date.  The Fund intends to engage a third-party vendor to obtain a price from a principal market for bitcoin, which will be determined and designated by such third-party vendor based on its consideration of several exchange characteristics, including oversight and the volume and frequency of trades.

Business of the Fund
Valuation of Bitcoin; The CF Benchmark Index, page 66

8.           Comment: Please revise your disclosure to provide a materially complete description of the index methodology. Please also address the following in your disclosure regarding the index:

•	Include a table with market share and volume information for each constituent trading platform comprising the index used to calculate the CME CF Bitcoin Reference Rate;
•	Explain how the trading platforms are selected and describe how the CME CF Bitcoin Reference Rate is calculated by providing an example of the calculation;
•	Disclose here the extent to which the Sponsor has discretion to select a different index; and

•	Disclose whether the Sponsor will notify investors of changes to the constituent trading platforms used to calculate the index, and, if so, how the Sponsor will notify the investor of such changes.

Response: The disclosure has been revised as requested.

Description of the Shares and the Declaration of Trust
Deposit of Bitcoin; Issuance of Creation Unit, page 70

9.           Comment: Please include a materially complete discussion of the creation and redemption process. As appropriate, please also address the following:

•
Discuss the potential impact on the arbitrage mechanism of the price volatility, trading volume, price differentials across bitcoin trading platforms, and the closing of bitcoin trading platforms due to fraud, failures, security breaches or otherwise;

•	Clarify here whether the Sponsor may generally suspend creations, and, if so, the circumstances under which it may do so; and
•
Describe the mechanics of how the creation and redemption process will work between the Trust, the Authorized Participants and the Custodians, including a discussion of whether and to what extent creation and redemption transactions will be settled on-chain or off-chain, and any risks associated with the settlement process.

Response: The disclosure has been revised as appropriate in response to this comment.

The Custodians
Bitcoin Custodian, page 80

10.        Comment: Please revise to provide a materially complete discussion of your bitcoin custody arrangements. For example, please consider addressing the following:

•	Describe the material terms of your agreement with the Bitcoin Custodian;
•	Describe how the Bitcoin Custodian will store the private keys, including whether they will be commingled with assets of other customers and the geographic location where they will be stored;
•	Identify who will have access to the private key information and disclose whether any entity will be responsible for verifying the existence of the bitcoins; and
•	Disclose whether and to what extent the Bitcoin Custodian carries insurance for any losses of the bitcoin that it custodies for you.

Response: The disclosure has been revised as appropriate in response to this comment.

Plan of Distribution, page 89

11.         Comment: Please discuss whether and to what extent the size of your creation and redemption baskets could have an impact on the arbitrage mechanism in light of the market for bitcoin.

Response: The disclosure has been revised as requested.

Conflicts of Interest, page 90

12.        Comment: Please revise to disclose all existing and potential conflicts of interest between your Sponsor and its affiliates and the Trust. Please also clarify whether the Sponsor or any insiders have bitcoin or bitcoin-related exposure that could create conflicts of interest and disclose whether you have a code of conduct or other requirements for pre-clearance of bitcoin-related transactions that apply to your employees, the Sponsor, or any of its affiliates.

Response:  The disclosure has been revised as requested.

Experts, Page 91

13.        Comment: Please revise to include this information in your next amendment, or tell us when you intend to do so.

Response: The name of the Fund’s registered public independent accountant will be included in a subsequent pre-effective amendment to the Registration Statement.

Financial Statements, Page 96

14.        Comment: We note your disclosure that your audited financial statements will be provided by amendment. Please confirm you will file these audited financial statements in a pre-effective amendment as soon as they are available in order to allow the staff sufficient time to complete its review. Please also confirm your understanding that the staff will need sufficient time to review the audited financial statements and related information, and we may have additional comments at that time.

Response: The Trust so confirms.

Please do not hesitate to contact J. Stephen Feinour, Jr. at (215) 564-8521 if you have any questions or wish to discuss any of the above responses presented above.
Very truly yours,

/s/ Navid J. Tofigh
Navid J. Tofigh
Vice President and Secretary of Franklin
Holdings, LLC, Sponsor of the Trust

cc:	Julie Patel, Franklin Templeton
J. Stephen Feinour, Jr., Stradley Ronon Stevens & Young, LLP
Miranda Sturgis, Stradley Ronon Stevens & Young, LLP

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